Exhibit 99.1

Jupai Announces Appointment of New Auditor

SHANGHAI, February 14, 2020 - Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), today announced the appointment of B F Borgers CPA PC (“Borgers”) as the Company’s independent registered public accounting firm. The change of the Company’s independent registered public accounting firm has been approved by both the audit committee and the board of directors of Jupai.

The reports of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) on the Company’s consolidated financial statements for the fiscal years ended December 31 between 2012 and 2018 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change auditors was not the result of any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 5226 5819

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Email: Jupai-IR@thefootegroup.com